UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2010

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 1-9804

PULTEGROUP, INC. 401(K) PLAN

(Full title of the plan)

PULTEGROUP, INC.

(Exact name of Issuer as specified in charter)

100 Bloomfield Hills Parkway, Suite 300

Bloomfield Hills, MI 48304

(248) 647-2750

(Address, including zip code, and telephone number and

area code, of Issuer’s principal executive offices)

REQUIRED INFORMATION

4.	Financial Statements and Supplemental Schedule for the Plan

The PulteGroup, Inc. 401(k) Plan (the Plan) is subject to the Employee Retirement Income Security Act of 1974 (ERISA). In lieu of the requirements of Items 1-3 of this Form, the Plan is filing financial statements and supplemental schedule prepared in accordance with the financial reporting requirements of ERISA. The Plan financial statements as of December 31, 2010 and 2009 and for the year ended December 31, 2010 and supplemental schedule as of December 31, 2010, have been examined by Ernst & Young LLP, Independent Registered Public Accounting Firm, and their report is included herein.

EXHIBITS

23 Consent of Independent Registered Public Accounting Firm, Ernst & Young LLP

PulteGroup, Inc. 401(k) Plan

Audited Financial Statements and Supplemental Schedule

December 31, 2010 and 2009, and

Year Ended December 31, 2010

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have audited the accompanying statements of net assets available for benefits of the PulteGroup, Inc. 401(k) Plan as of December 31, 2010 and 2009, and the related statement of changes in net assets available for benefits for the year ended December 31, 2010. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2010 and 2009, and the changes in its net assets available for benefits for the year ended December 31, 2010, in conformity with US generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2010 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

June 22, 2011

Detroit, Michigan

PulteGroup, Inc. 401(k) Plan

Statements of Net Assets Available for Benefits

	December 31,
	2010	2009
Assets
Investments:
Money market and mutual funds	$405,122,220	$229,822,835
Common collective trust	40,038,913	24,029,264
Unitized employer stock fund	22,498,136	25,270,587

Total investments	467,659,269	279,122,686

Receivables:
Employee contributions	—	8,418
Notes receivable from participants	7,669,298	5,068,291

Total receivables	7,669,298	5,076,709

Total assets	475,328,567	284,199,395

Liabilities
Payable required for excess contributions	(43,128)	(676,347)

Net assets reflecting investments at fair value	475,285,439	283,523,048
Adjustment from fair value to contract value for fully-benefit responsive investment contracts	(395,357)	301,911

Net assets available for benefits	$474,890,082	$283,824,959

See accompanying notes to financial statements.

PulteGroup, Inc. 401(k) Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2010

Additions
Contributions:
Employee	$20,168,969
Employee rollovers	666,674

20,835,643

Interest income on notes receivable from participants	468,006

Investment income:
Interest and dividends	6,435,619
Net realized and unrealized appreciation in fair value of investments	34,532,660

40,968,279

Transferred from Centex Corporation Saving for Retirement Plan	229,514,277

Total additions	291,786,205

Deductions
Benefit payments	(100,428,114)
Administrative and other expenses	(292,968)

Total deductions	(100,721,082)

Net increase	191,065,123

Net assets available for benefits:
Beginning of year	283,824,959

End of year	$474,890,082

See accompanying notes to financial statements.

PulteGroup, Inc. 401(k) Plan

Notes to Financial Statements (continued)

1.	Description of Plan

General

The PulteGroup, Inc. 401(k) Plan (the Plan) is a defined contribution plan for eligible employees of PulteGroup, Inc. (the Company) and affiliated subsidiaries, which have adopted the Plan. Effective January 1, 2010 (the Merger Date), the Centex Corporation Saving for Retirement Plan (the Centex Plan) along with its assets was merged into the Plan. Participants in the Centex Plan, who met eligibility requirements of the Plan, were eligible to participate in the Plan as of the Merger Date. As a result of the merger, net assets totaling approximately $230 million were transferred into the plan as of the Merger Date. The Plan is administered by the 401(k) Committee (the Committee) appointed by the Board of Directors of the Company and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan assets are held and investment transactions are executed by Fidelity Management Trust Company (Fidelity), as trustee and recordkeeper. For more complete information, participants should refer to the summary plan description as well as the Plan document which is available from the Company.

Eligibility

All non-union, salaried, sales, and hourly employees of the Company and its subsidiaries, which have adopted the Plan, are eligible to participate on the first day of the month coincident with or following the completion of six months of employment.

Participant Loans

Generally, participants may borrow up to 50% of their account balance subject to a minimum loan of $1,000 and a maximum loan of $50,000 reduced by the highest outstanding loan balance during the preceding 12 months. The loans are secured by the balances in the participant’s account and bear interest at a rate commensurate with local prevailing rates as determined by the Committee. Principal and interest are generally paid through payroll deductions.

Contributions

Contributions can be invested in various investment options provided by the Plan. Participants may change their investment directives and contribution amounts on a daily basis.

Participant Contributions – Contributions to participants’ accounts are effected through voluntary withholdings from their compensation (elective deferrals). Annual contributions for each participant are subject to participation and discrimination standards of Internal Revenue Code (the Code) Section 401(k)(3). Rollover contributions transferred from other qualified retirement plans or from conduit individual retirement accounts (IRAs) are accepted as permitted by the Plan.

Employer Matching Contributions – At the Committee’s discretion, the Company contributes to the Plan an amount based on elective deferrals of each participant during each payroll period. Such amount is equal to 100% of participant contributions, up to the first 3% of compensation contributed per payroll period, plus 50% of participant contributions up to the next 2% of compensation. Effective April 6, 2009, the Plan’s employer matching contribution was indefinitely suspended. However, participants in the Centex Plan were eligible for an employer contribution, as defined in the Centex Plan, through December 31, 2009. As of January 1, 2010, an employer contribution receivable of $245,867 had been earned by Centex Plan participants. The Company used existing forfeiture balances to offset the employer contribution receivable.

Catch-up Contributions – Participants who have reached an age of at least 50 years old by the end of the Plan year may elect to increase their elective deferrals as permitted under the Code Section 414(v).

PulteGroup, Inc. 401(k) Plan

Notes to Financial Statements (continued)

1.	Description of Plan (continued)

Contributions (continued)

Special Contributions – At the discretion of the Board of Directors of the Company, special contributions may be made and invested in the PulteGroup, Inc. Company Stock Fund. However, subsequent to the initial special contribution, participants may, at their discretion, reallocate these funds to other investments within the Plan’s portfolio. Highly compensated employees who are covered under a stock plan, are not eligible to receive special contributions. There were no special contributions for the year ended December 31, 2010.

Allocations

Contributions to the Plan are allocated to participants’ individual accounts as soon as administratively possible. Special contributions made by the Company and its subsidiaries, if any, are allocated as of the last day of the Plan year among the accounts of eligible participants.

Distributions

Participants or their beneficiaries may receive distributions of their account balances upon the earlier of reaching age 59 1/2, death, or termination of service, as defined in the Plan. Further, the Committee may permit a participant who experiences a qualified financial hardship to receive a distribution of all or a portion of the participant’s eligible account balance. Such distributions are generally made in a lump sum.

Vesting

A participant’s account balance is fully vested and nonforfeitable as of their first day of eligibility. Former participants of the Centex Plan, however, have several vesting provisions based upon years of vesting service (as defined in the Plan). Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

Forfeitures

As a result of the merger of the Centex Plan, forfeitures totaling $625,694 were transferred into the Plan on January 1, 2010. For the year ended December 31, 2010, the Company used forfeitures of $245,867 and $204,657 to offset employer contributions and fees, respectively. The forfeiture balance available to offset future matching contributions and fees was $179,172 at December 31, 2010.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will remain fully vested.

Administrative Expenses

Certain administrative expenses of the Plan, such as trustee and recordkeeping fees, were paid directly by the Company, while other administrative expenses, such as loan administration and some withdrawal fees, were paid directly by plan participants during 2010.

PulteGroup, Inc. 401(k) Plan

Notes to Financial Statements (continued)

2.	Summary of Significant Accounting Policies

Basis of Accounting – The financial statements of the Plan are prepared on the accrual basis of accounting.

Income Recognition – Purchases and sales of investments are recorded on a trade-date basis. Net appreciation (depreciation) in the fair value of investments represents the net amount of realized and unrealized gains and losses on those investments. Interest income is recorded on the accrual basis. Dividends are recorded when declared.

Investment Valuation – See Note 3.

Payment of Benefits – Benefit payments to participants or beneficiaries are recorded upon distribution.

Notes Receivable from Participants – Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are deducted when they are incurred. No allowance for credit losses has been recorded as of December 31, 2010 or 2009. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.

Excess Contributions Payable – Amounts payable to participants for contributions in excess of limits established by the Code, including gains or losses thereon, are recorded as a liability with a corresponding reduction to contributions. The Plan distributed the excess contributions as of December 31, 2010 to the applicable participants on March 8, 2011.

Use of Estimates – The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and additions and deductions during the reporting period. Actual results could differ from those estimates.

Reclassifications – Certain prior period amounts have been reclassified to conform to the current year presentation.

Subsequent Events – Subsequent events of the Plan are evaluated as of and through the date the financial statements are filed with the Securities and Exchange Commission.

New Accounting Pronouncements – In January 2010, the FASB issued Accounting Standards Update No. 2010-06, “Improving Disclosures about Fair Value Measurements” (ASU 2010-06), to increase disclosure requirements regarding recurring and nonrecurring fair value measurements. ASU 2010-06 clarified that disclosures should be presented separately for each “class” of assets and liabilities measured at fair value and provided guidance on how to determine the appropriate classes of assets and liabilities to be presented. ASU 2010-06 also clarified the requirement for entities to disclose information about both the valuation techniques and inputs used in estimating Level 2 and Level 3 fair value measurements. In addition, ASU 2010-06 introduced new requirements to disclose the amounts (on a gross basis) and reasons for any significant transfers between Levels 1, 2 and 3 of the fair value hierarchy and present information regarding the purchases, sales, issuances and settlements of Level 3 assets and liabilities on a gross basis. ASU 2010-06 was effective for the Plan’s fiscal year ending December 31, 2010, except for the disclosures about activity in Level 3 fair value measurements which will be effective for the Plan’s fiscal year beginning January 1, 2011. Since ASU 2010-06 only affects fair value measurement disclosures, adoption of ASU 2010-06 did not affect the Plan’s net assets available for benefits or its changes in net assets available for benefits.

PulteGroup, Inc. 401(k) Plan

Notes to Financial Statements (continued)

2.	Summary of Significant Accounting Policies (continued)

New Accounting Pronouncements (continued) - In September 2010, the FASB issued ASU 2010-25, “Reporting Loans to Participants by Defined Contribution Pension Plans” (ASU 2010-25), to require that participant loans be classified as notes receivable from participants measured at their unpaid principal balance plus any accrued but unpaid interest. Previously, loans were measured at fair value and classified as investments. ASU 2010-25 was effective for the Plan’s fiscal year ended December 31, 2010 and is required to be applied retrospectively. Adoption of ASU 2010-25 did not change the value of participant loans from the amount previously reported as of December 31, 2009, though the amount now includes accrued but unpaid interest. Participant loans have been reclassified to notes receivable from participants as of December 31, 2009.

3.	Fair Value Measurements

Accounting Standards Codification (ASC) 820, “Fair Value Measurements and Disclosures,” provides a framework for measuring fair value in generally accepted accounting principles and establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The fair value hierarchy can be summarized as follows:

Level 1	Fair value determined based on quoted prices in active markets for identical assets or liabilities.

Level 2	Fair value determined using significant observable inputs, generally either quoted prices in active markets for similar assets or liabilities or quoted prices in markets that are not active.

Level 3	Fair value determined using significant unobservable inputs, such as pricing models, discounted cash flows, or similar techniques.

The Plan’s financial instruments measured at fair value on a recurring basis as of December 31, 2010 and 2009 are summarized below:

	Fair Value Hierarchy	Fair Value
Financial Instrument		2010	2009
Money market fund	Level 1	$20,007,365	$23,939,541
Common collective trusts (stable value)	Level 2	40,038,913	24,029,264
Unitized employer stock fund	Level 2	22,498,136	25,270,587
Mutual funds:
Bond	Level 1	31,782,451	19,451,860
Balanced	Level 1	35,790,728	34,766,248
U.S. equities	Level 1	178,355,327	101,842,320
International equities	Level 1	41,538,403	26,682,772
Lifecycle	Level 1	97,647,946	23,140,094

The Plan’s investments in money market and mutual funds are stated at fair value based on quoted market prices. Investments in securities traded on a national securities exchange are valued based on published quotations on the last business day of the plan year. Mutual fund investments are valued based on the net asset value of shares held by the Plan as of the last business day of the plan year.

PulteGroup, Inc. 401(k) Plan

Notes to Financial Statements (continued)

3.	Fair Value Measurements (continued)

As described in ASC 946, “Financial Services – Investment Companies” (ASC 946), investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in investment contracts through a common collective trust, Fidelity Managed Income Portfolio Fund II (FMIPII). As required by ASC 946, the statements of net assets available for benefits present the fair value of the FMIPII fund and the combined adjustment from fair value to contract value. The fair value of the Plan’s interest in the FMIPII fund is equal to the sum of the fair value of each of the fund’s investments, including synthetic wraps. The contract value of the FMIPII fund represents contributions plus earnings, less participant withdrawals and administrative expenses.

The fair value of the unitized employer stock fund reflects the combined fair value of the underlying stock and short-term cash position. The market value of the common stock portion of the fund is based on published quotations on the last business day of the plan year. The fair value of the cash position includes accrued dividends, expenses and/or other liabilities.

4.	Investments

Individual investments that represent 5% or more of the Plan’s net assets available for benefits are as follows:

	December 31,
	2010	2009
Vanguard Institutional Index Fund	$61,436,069	$26,915,726
Fidelity Low-Priced Stock Fund	41,967,009	(b)
Fidelity Managed Income Portfolio Fund II (at contract value) (a)	39,643,556	24,330,285
Fidelity Balanced Fund	35,790,728	34,766,248
Fidelity U.S. Bond Index Fund	31,782,451	19,451,860
T. Rowe Price Growth Stock Fund	30,056,243	28,034,754
Fidelity Diversified International Fund	25,318,571	26,660,989
PulteGroup, Inc. Company Stock	(b)	25,270,587
Fidelity Retirement Money Market Portfolio Fund	(b)	23,939,541

(a)	The fair value of the Plan’s investment in the Fidelity Managed Income Portfolio Fund II at December 31, 2010 and 2009 was $40,038,913 and $24,028,391, respectively.
(b)	Investment is less than 5% of the Plan’s net assets available for benefits

Net appreciation (depreciation) of the Plan’s investments (including investments bought, sold and held during the year) for the year ended December 31, 2010 was as follows:

2010
PulteGroup, Inc. Company Stock Fund	$(6,486,419)
All other investments	41,019,079

$34,532,660

PulteGroup, Inc. 401(k) Plan

Notes to Financial Statements (continued)

5.	Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service (IRS) dated March 21, 2008, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore the related trust is exempt from taxation. Subsequent to the issuance of the determination letter, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and therefore believes that the Plan, as amended, is qualified and the related trust is tax-exempt.

Accounting principles generally accepted in the United States require plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2010, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

6.	Related-Party Transactions

The Plan invests in mutual funds managed by affiliates of the trustee and allows for investments in shares of the Company’s common stock. These transactions with the trustee and the Plan sponsor qualify as exempt party-in-interest transactions.

7.	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risk. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits. The global economy continues to undergo a period of economic uncertainty, and the related financial markets are experiencing significant volatility. This economic uncertainty and market volatility has directly impacted the value of the Plan’s investment securities and will most likely continue to for the foreseeable future. However, the Company believes the Plan will be able to meet its future obligations to its participants.

8.	Reconciliation to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31, 2010	December 31, 2009
Net assets available for benefits per the financial statements	$474,890,082	$283,824,959
Adjustments from contract value to fair value for fully benefit-responsive investment contracts	395,357	(301,911)
Loans in default and deemed distributed	(61,649)	(15,737)

Net assets per the Form 5500	$475,223,790	$283,507,311

PulteGroup, Inc. 401(k) Plan

Notes to Financial Statements (continued)

8.	Reconciliation to Form 5500 (continued)

The following is a reconciliation of the total deductions per the financial statements to total expenses per the Form 5500:

Year Ended December 31, 2010
Total deductions per the financial statements	$(100,721,082)
Adjustment for loans in default and deemed distributed	(45,912)

Total expenses per the Form 5500	$(100,766,994)

The following is a reconciliation of total investment income per the financial statements to the Form 5500:

Year Ended December 31, 2010
Total additions per the financial statements	$291,786,205
Transfer from Centex Corporation Saving for Retirement Plan	(229,514,277)
Adjustments from contract value to fair value for fully benefit- responsive investment contracts	697,268

Total income per the Form 5500	$62,969,196

9.	Subsequent Events

Effective January 1, 2011 the Plan eligibility requirements were amended to allow an employee to become a participant in the Plan as of the first day of the calendar month coinciding with or immediately following the date in which the employee completes 60 days of service with the Company.

Supplemental Schedule

PulteGroup, Inc. 401(k) Plan

EIN #38-2766606 Plan #001

Schedule H, Line 4i – Schedule of Assets

(Held at End of Year)

December 31, 2010

Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Shares/ Units	Cost	Current Value

The Vanguard Group of Investment Companies	Vanguard Institutional Index Fund	534,180	**	$61,436,069
	Vanguard Total International Stock Fund	1,029,177	**	16,219,832

Morgan Stanley	Morgan Stanley Institutional Fund, Inc. Small Company Growth I	982,432	**	13,921,056

American Funds	American Funds Washington Mutual Investment Fund A	314,461	**	8,556,475

American Beacon	American Beacon Small Cap Value Institutional Fund	625,334	**	12,444,144

T. Rowe Price	T. Rowe Price Growth Stock Fund	934,875	**	30,056,243

Legg Mason	Legg Mason Value Trust	218,975	**	9,974,331

* Fidelity Investments	Fidelity Balanced Fund	1,963,287	**	35,790,728
	Fidelity Low-Priced Stock Fund	1,093,460	**	41,967,009
	Fidelity Diversified International Fund	839,754	**	25,318,571
	Fidelity Freedom Income W Fund	119,453	**	1,266,198
	Fidelity Freedom 2000 Fund	2	**	27
	Fidelity Freedom 2000 W Fund	214,574	**	2,283,066
	Fidelity Freedom 2005 W Fund	92,604	**	1,032,540
	Fidelity Freedom 2010 W Fund	483,759	**	5,471,316
	Fidelity Freedom 2015 W Fund	851,747	**	9,684,360
	Fidelity Freedom 2020 W Fund	1,455,435	**	16,883,046
	Fidelity Freedom 2025 W Fund	1,309,132	**	15,408,483
	Fidelity Freedom 2030 W Fund	1,613,571	**	19,153,092
	Fidelity Freedom 2035 W Fund	773,753	**	9,292,769
	Fidelity Freedom 2040 W Fund	1,084,250	**	13,054,368
	Fidelity Freedom 2045 W Fund	276,368	**	3,335,757
	Fidelity Freedom 2050 W Fund	64,438	**	782,924
	Fidelity Retirement Money Market Portfolio Fund	20,007,365	**	20,007,365
	Fidelity Managed Income Portfolio Fund II	39,643,555	**	40,038,913
	Fidelity U.S. Bond Index Fund	2,805,159	**	31,782,451

* Company Stock	PulteGroup, Inc. Company Stock Fund	3,780,183	**	22,498,136

* Participant Loans	Individual participant loans with varying maturity dates and interest rates ranging from 4.3% to 10.3%			7,669,298

Total assets				$475,328,567

There were no investment assets reportable as acquired and disposed of during the year.

*	Party in interest.
**	Participant-directed investments, cost information is omitted.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the administrator of the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

PULTEGROUP, INC. 401(K) PLAN

By:	PulteGroup, Inc.
Plan Administrator

By:	/s/ James R. Ellinghausen
James R. Ellinghausen
Executive Vice President, Human Resources

Date: June 22, 2011